

Mail Stop 3561

November 18, 2008

Mr. William R. Donaldson
Chairman of the Board and Chief Executive Officer
Interactive Motorsports and Entertainment Corp.
5624 West 73rd Street
Indianapolis, Indiana 46278

      Re: **Interactive Motorsports and Entertainment Corp.**
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed June 17, 2008
              Form 10-Q for Fiscal Quarter Ended March 31, 2008
              Filed June 18, 2008
              File No. 0-30771

Dear Mr. Donaldson:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                         Sincerely,

                         William H. Thompson
                         Branch Chief